

June 15, 2011

Via E-mail
Yunlu Yin
Chief Executive Officer
Global Pharm Holdings Group, Inc.
25/F New World Center
No. 6009 Yitian Road
Futian District, Shenzhen
People's Republic of China 518026

> **Re:** **Global Pharm Holdings Group, Inc.**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 8-K**
> **Filed June 2, 2011**
> **File No. 333-152286**

Dear Mr. Yin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Item 4. Controls and Procedures

Disclosure Controls and Procedures, page 23

1. We note your conclusion that the effectiveness of your disclosure controls and procedures changed from not effective at December 31, 2010 to effective at March 31, 2011. Please provide a complete explanation under this heading of the reasons for this change. The referenced discussion does not appear to provide a sufficient basis for the changed conclusion.

Changes in Internal Controls over Financial Reporting, page 24

2.   We note your disclosure that there was no change in your internal control over financial reporting during the period ended March 31, 2011. This disclosure does not appear to be consistent with your disclosure that you formed an audit committee in February 2011. Please revise your disclosure regarding changes in your internal controls over financial reporting during the period ended March 31, 2011 for consistency.

Form 8-K filed June 2, 2011

3.   We note you acquired Tai'an Senlin and Zibo Hongmao. Tell us whether either or both of these acquired companies were significant as contemplated by Rule 1-02(w) of Regulation S-X, and if so, revise the Form 8-K to indicate when you will file financial statements of these companies. Refer to Rule 3-05 of Regulation S-X also. Also tell us whether either or both of these acquisitions were probable at the time the Form 8-K reporting the merger was filed.

You may contact Blaise Rhodes at (202) 551-3774 if you have questions regarding comments on the financial statements and related matters. Please contact Damon Colbert at (202) 551-3581 or John Reynolds at (202) 551-3790 with any other questions.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health care Services